UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported**) May 9, 2002**

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 7. Financial Statements and Exhibits.

Exhibits:

99.1 May 9, 2002 Press Release

Item 9. Regulation FD Disclosure.

Attached as Exhibit 99.1 and incorporated into this Item 9. by reference, is a press release which was issued on May 9, 2002 by AMC Entertainment Inc. announcing its year end earnings conference call and webcast.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


AMC ENTERTAINMENT INC.


Date: May 10, 2002   _/s/ Craig R. Ramsey

                                          Craig R. Ramsey
                                          Senior Vice President, Finance,
                                          Chief Financial Officer and
                                          Chief Accounting Officer